UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          CORTEX PHARMACEUTICALS, INC.
                ------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    22054300
                            ------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 1997
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                                Page 1 of 9 Pages

                                                               Page 2 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 22054300

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          660,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           660,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    660,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             7.50%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 22054300

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros  (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          660,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    660,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    660,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             7.50%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 22054300

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          660,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    660,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    660,000

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             7.50%

14      Type of Reporting Person*

               IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages

               This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Cortex Pharmaceuticals, Inc. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D dated November 12, 1993 and all amendments thereto (collectively, the "Initial Statement") filed by one of the Reporting Persons (as defined herein). This Amendment No. 4 is being filed by the Reporting Persons to report the recent disposition of Shares held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), the principal operating subsidiary of Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"), as a result of which the percentage of Shares of which the Reporting Persons may be deemed to be the beneficial owner has decreased by more than one percent. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller," and together with SFM LLC and Mr. Soros, the "Reporting Persons"). This statement relates to Shares held for the account of Quantum Partners.

               Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A and incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer.

               (a) The aggregate number of Shares of which each of the Reporting Persons may be deemed the beneficial owner is 660,000 Shares (approximately 7.50% of the total number of Shares outstanding).

               (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 660,000 Shares held for the account of Quantum Partners.

                    (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 660,000 Shares held for the account of Quantum Partners.

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5 and the transactions listed on Annex B hereto, there have been no transactions effected with respect to the Shares since January 1, 1997, the date of the last filing on Schedule 13D relating to the Shares, by Quantum Partners or by any of the Reporting Persons. All of the transactions listed on Annex B were executed in routine brokerage transactions in the over-the-counter market.

               (d) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (e) Not applicable.

                                                               Page 6 of 9 Pages

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

               B. Purchase Agreement dated November 5, 1993, between the Issuer and Quantum Partners (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               C. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit C to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

               D. Joint Filing Agreement dated January 1, 1997 by and among SFM LLC, Mr. Soros and Mr. Druckenmiller (filed as Exhibit D to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

                                                               Page 7 of 9 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     February 18, 1997             SOROS FUND MANAGEMENT LLC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                               Page 8 of 9 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:



                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) None of the above persons holds any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.


                                                                                     Page 9 of 9 Pages

                                                ANNEX B

                              RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                     CORTEX PHARMACEUTICALS, INC.


                                Date of          Nature of
For the Account of            Transaction       Transaction      Number of Shares     Price Per Share
------------------          -------------       -----------      ----------------     ---------------

Quantum Partners LDC/1/         1/3/97             SELL               14,500                 4.099

                                1/6/97             SELL                5,500                 4.352

                                1/10/97            SELL               12,000                 4.012

                                1/13/97            SELL               13,800                 3.976

                                2/11/97            SELL               50,000                 4.924

                                2/11/97            SELL               40,900                 4.916

                                2/11/97            SELL                5,000                 4.664

                                2/12/97            SELL                2,000                 4.601

                                2/13/97            SELL               15,100                 4.549

                                2/14/97            SELL               35,000                 4.392

                                2/14/97            SELL                3,600                 4.381

                                2/18/97            SELL               17,600                 4.098




------------

/1/     Transactions effected at the direction of SFM LLC.